

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 06897

> **Re: Blue Buffalo Pet Products, Inc.**
> **Registration Statement on Form S-1**
> **Response Dated July 6, 2015**
> **File No. 333-204847**

Dear Mr. Nathenson:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2015 letter.

Prospectus Summary – Exhibit B

Recent Developments, page 10

1.   We note your intention to disclose preliminary financial data for the six months ended June 30, 2015, including a range for estimated net sales, net income and non-GAAP adjusted net income. Please note that when you include a range, rather than a specific number, the range should be sufficiently narrow to be meaningful and you should explain how the ranges were determined. You should also explain why you are not able to disclose a specific number rather than a range.

Additionally, provide an analysis of the financial measures so investors can understand if they are consistent with the trend disclosures in MD&A or if there are other factors that need to be explained.

If the financial statements for the six months ended June 30, 2015 become available prior to the effective date of the registration statement, they must be included in the filing and comply with Rule 10-01(b)(8) of Regulation S-X.

If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP